Mail Stop 3561

September 26, 2008

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
Attention: Ian Warwick,
        Chairman and Chief Executive Officer of
        Aftersoft Group, Inc.

     Re: **Aftersoft Group, Inc.**
            Amendment No. 5 to Registration Statement on
            Form S-1
            Filed September 17, 2008
            File No. 333-140758

Dear Mr. Warwick:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Your registration statement does not appear to contain the financial statements that meet the age requirements of Rule 8-08 of Regulation S-X, as required pursuant to Item 11(e) of Form S-1. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 regarding any legal questions or David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 regarding any accounting questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: David Danovitch, Esq.
        Kristin Angelino, Esq.
        Jaclyn Amsel, Esq.